UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—-REGISTRANT INFORMATION
Key Energy Services, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
6 Desta Drive, Suite 4400 Address of Principal Executive Office (Street and Number)
Midland, Texas 79705 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
☒	day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant cannot complete and file its Annual Report on Form 10-K by March 15, 2004 because the audit of its 2003 results is not yet complete. The Registrant has not yet completed a review and analysis of certain idle equipment to determine its proper classification, remaining depreciable lives, expected future use and, potential impairment. Please see the attached additional pages.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Royce W. Mitchell (Name)	432 (Area Code)	620-0300 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Key Energy Services, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2004	By:	/s/ ROYCE W. MITCHELL
Royce W. Mitchell, Executive Vice President and Chief Financial Officer
ATTENTION INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMAL VIOLATIONS (SEE 18 U.S.C. 101).

Key Energy Services, Inc. announced on March 15, 2004 that it has filed notice with the Securities and Exchange Commission on Form 12b-25 to extend the period in which it intends to file its Annual Report on Form 10-K. The 12b-25 extension allows the Company to file the Annual Report on Form 10-K on or before March 30, 2004.

The Company's audit of its 2003 results is not yet complete. The Company has not yet completed a review and analysis of certain idle equipment to determine proper classification, remaining depreciable lives, expected future use, and potential impairment. The Company expects to complete this review and file its Annual Report on Form 10-K on or before March 30, 2004. The book value of the items currently under review is approximately $55 million, net of estimated disposal value. The actual amount of any write-down or impairment will not be known until the review is complete. Today, the Company has total assets in excess of $1.5 billion and net fixed assets in excess of $900 million.

The review may result in a revision to the previously announced 2003 earnings but will not change the previously announced revenue or EBITDA, as adjusted, for 2003 and will not change the Company's previously announced forecasts for 2004. Further, the underlying fundamentals for the Company's operations are strong and the outlook remains positive.

Key Energy Services, Inc. had previously announced its operating results for the quarter and year ended December 31, 2003 on February 17, 2004 as follows:

	Quarter Ended		Year Ended
	12/31/03	12/31/02	12/31/03	12/31/02
	(Dollars in Thousands)
Revenue	$231,720	$205,118	$926,850	$742,154
Net income	3,976	1,134	7,298	(14,865)
Net cash provided by operating activities	45,312	49,717	118,219	132,759
Adjusted EBITDA (1)	44,995	39,147	177,440	122,975
Income (Loss) before income taxes	6,543	1,959	25,883	(18,768)
Earnings (Loss) per diluted share (2)	$0.03	$0.01	$0.11	$(0.10)

(1)
A reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure is presented at the end of this current report.

(2)
Earnings (Loss) per diluted share is before discontinued operations and the cumulative effective of a change in accounting principle, net of tax.

The foregoing results are subject to completion of the Company's 2003 audit.

Rig hours for the December 2003 quarter totaled approximately 576,520, representing a 5.0% increase over total rig hours of approximately 548,974 for the December 2002 quarter while trucking hours for the December quarter totaled approximately 718,632, representing a 5.6% increase over total truck hours of approximately 680,222 for the December 2002 quarter. As anticipated, activity levels for the December 2003 quarter were down from the September 2003 quarter due to the impact of fewer working days, holidays and daylight hours. For the year ended December 31, 2003, revenue and earnings from continuing operations improved significantly as activity levels and pricing strengthened from 2002 levels. Additionally, the Company generated significant free cash flow during 2003 which was used to retire high cost debt.

Activity levels in 2004 have strengthened further. Rig hours through the first six weeks of 2004 are approximately 4.5% higher than the same period for the prior year and are expected to improve from their current levels. Recently, inquiries for all of Key's product lines have increased, particularly in Key's pressure pumping and rental tool operations. Furthermore, during the March 2004 quarter, the Company expanded its well servicing and drilling operations by introducing several well service rigs and one drilling rig to the North Texas market, marking the first time the Company has provided well service rigs to this market. The Company anticipates operating a minimum of six well service rigs and two drilling rigs in that region during 2004. Additionally, the Company has recently remanufactured three well service rigs which will be sent to Argentina, where the Company is currently running at full utilization.

Assuming activity levels continue to improve, the Company is currently forecasting the following operating results:

	Quarter Ended
			Year Ended 12/31/04
	3/31/04	6/30/04
Working Days	64	63	253
Rig hours (in thousands)	615 - 630	635 - 650	2,500 - 2,550
Revenue (in millions)	$240 - $246	$245 - $255	$990 - $1,040
Loss on retirement of the 14% Notes (in millions)	$14.0	$0.0	$14.0
Earnings per diluted share excluding loss on retirement of the 14% Notes	$0.04 - $0.06	$0.07 - $0.09	$0.35 - $0.46

This guidance assumes that oil and natural gas prices remain above $28.00 and $4.50, respectively, during 2004. Management currently believes that with these commodity prices, capital spending by the

Company's customers should improve approximately 5% to 10% during 2004. In addition, this guidance assumes limited impact with respect to Key's composite hourly rates and a 2004 capital expenditure budget of approximately $85 million. A substantial variance in commodity prices could result in a significant variance in the Company's actual operating results.

Francis D. John, Chairman and CEO, stated, "Over the past year, Key has demonstrated substantial operating improvements and is prepared for what we believe will be a prolonged period of stable activity levels in the North American oil and natural gas markets. During the past twelve months, Key (i) introduced its proprietary KeyView™ system, a significant technological advancement in the well servicing industry, (ii) remanufactured 76 well service rigs; (iii) retired the remaining $97.5 million of 14% Notes, thereby reducing annual interest costs from the previous run rate by over $13 million annually; (iv) significantly improved its safety performance which resulted in declines in both its workers compensation and general liability costs in 2003 and expects further improvement in 2004; and (v) expanded its U.S. rental tool, pressure pumping and trucking operations through several niche acquisitions."

Mr. John continued, "In addition to all the improvements made during 2003, we are especially well positioned for 2004. Based on announcements made by many of our customers with regard to their capital spending plans, activity levels should continue to improve. Already through mid-February, Key's activity levels are higher than our original expectations despite a modest decline in the Baker Hughes land drilling rig count during the month of January. Based on current activity levels, as well as our expectations for increased drilling and workover activity later this year, we believe that earnings per diluted share for 2004 will total between $0.35 and $0.46, excluding debt retirement costs."

Mr. John concluded, "With our 2004 objectives set, we intend to benefit from our strong operating leverage. We will continue to rollout the KeyView system with a goal of having 250 rigs equipped with the technology by year end and will maintain our rig remanufacturing program. We will seek opportunities to expand our rental tool operations domestically ande will continue to develop our international operations. As always, we will continue to focus on free cash flow. With respect to the balance sheet, having just retired our 14% Notes, we now turn our attention to Key's $275 million of 8 3/8% Notes which are callable on March 1, 2005. Assuming no material change in interest rates, we anticipate calling those Notes which will generate additional annual interest savings of over $10 million annually. This, along with all of our other ongoing cost reduction initiatives and the prospect of a prolonged upcycle due to the strong North American gas markets, should make for a meaningful improvement in results into 2005."

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2003	2002	2003	2002
	(Thousands, except per share data)
REVENUES:
Well servicing	$213,614	$187,093	$856,993	$681,545
Contract drilling	17,980	17,044	69,905	58,535
Other	126	981	(48)	2,074

TOTAL REVENUES	231,720	205,118	926,850	742,154

COSTS AND EXPENSES:
Well servicing	149,725	132,694	605,370	498,647
Contract drilling	13,440	12,029	51,453	43,999
Depreciation, depletion and amortization	25,643	25,012	101,603	89,155
General and administrative	23,561	21,951	93,809	78,054
Interest	12,808	11,481	48,748	43,029
Foreign currency transaction gain, Argentina	—	—	—	(401)
(Gain) loss on retirement of debt	—	(8)	(16)	8,439

TOTAL COSTS AND EXPENSES	225,177	203,159	900,967	760,922

Income (loss) before income taxes	6,543	1,959	25,883	(18,768)
Income tax (expense) benefit	(2,727)	(963)	(10,879)	7,288

INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,816	996	15,004	(11,480)
Discontinued operations including loss on sale of $7,804, net of tax	160	138	(7,706)	(512)
Cumulative effect on prior years of a change in accounting principle, net of tax	—	—	—	(2,873)

NET INCOME (LOSS)	$3,976	$1,134	$7,298	$(14,865)

EARNINGS (LOSS) PER SHARE:
Net income (loss) before discontinued operations and cumulative effect of a change in accounting principle, net of tax:
Basic	$0.03	$0.01	$0.12	$(0.10)
Diluted	$0.03	$0.01	$0.11	$(0.10)
Discontinued operations
Basic	$0.00	$0.00	$(0.06)	$(0.00)
Diluted	$0.00	$0.00	$(0.06)	$(0.00)
Cumulative effect
Basic	$0.00	$0.00	$0.00	$(0.02)
Diluted	$0.00	$0.00	$0.00	$(0.02)
Net income (loss)
Basic	$0.03	$0.01	$0.06	$(0.12)
Diluted	$0.03	$0.01	$0.05	$(0.12)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	130,539	128,259	129,459	117,380
Diluted	131,979	129,294	131,252	117,380

ADDITIONAL SELECTED FINANCIAL AND OPERATING DATA (UNAUDITED)

	As of and for the Three Months Ended
	December 31, 2003	September 30, 2003	December 31, 2002
Rig Hours:
Daylight rigs	434,981	474,830	435,088
24-hour rigs	88,848	90,124	65,937
Drilling rigs	52,691	53,450	47,948
Trucking Hours:	718,632	755,816	680,222
Selected Balance Sheet Data (dollars in thousands):
Cash and cash equivalents	$102,771	$89,427	$9,044
Total assets	$1,587,212	$1,567,601	$1,502,002
Net funded debt	$453,585	$467,748	$484,521
Total capitalization	$1,183,071	$1,186,117	$1,180,889
Net funded debt/total capitalization (1)	38.3%	39.4%	41.0%
Capital expenditures	$20,373	$21,834	$24,904

(1)
A reconciliation of net funded debt to total capitalization to its most directly comparable GAAP measure is presented at the end of this current report.

RECONCILIATIONS OF NON-GAAP TO GAAP FINANCIAL MEASURES

In compliance with Regulation G, set forth below is a reconciliation of the non-GAAP financial measures presented in this current report to their most directly comparable financial measures calculated in accordance with GAAP.

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial measure that represents the Company's earnings before interest expense, taxes, depreciation, depletion and amortization, bad debt expense, (gains) losses on retirement of debt, foreign currency transaction (gains) losses, discontinued operations and cumulative effect for the period indicated. Management considers Adjusted EBITDA to be a measure of both performance and liquidity. In addition, management believes that Adjusted EBITDA is sometimes useful to compare the operating results of companies within an industry due to the fact that it eliminates certain financing decisions. However, Adjusted EBITDA should not be considered as an alternative to GAAP measures of performance, such as net income or cash flow. The term "GAAP" refers to generally accepted accounting principles.

	For the Quarter Ended		For the Year Ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Cash Flows from Operating Activities:
Net cash provided by operating activities	$45,312	$49,717	$118,219	$132,759
Interest expense, net of amortization of deferred costs	11,983	10,294	45,422	39,592
Current income tax expense (benefit)	3,756	33	4,728	(4,767)
Loss on sales of fixed assets	(618)	(332)	(659)	(639)
Discontinued operations, net of tax	(160)	(569)	6,538	(1,765)
Increase (decrease) in accounts receivable, net of bad debt expense	(8,458)	4,364	15,969	(19,224)
Increase (decrease) in other current assets	6,136	(2,620)	6,987	(5,742)
(Increase) decrease in current liabilities, excluding current portion of long-term debt and capital lease obligations	(10,200)	(17,684)	(9,492)	(3,724)
Other assets and liabilities	(2,756)	(4,056)	(10,272)	(13,515)

Adjusted EBITDA	$44,995	$39,147	$177,440	$122,975

Reconciliation of Adjusted EBITDA to Net Income (Loss):
Net income (loss)	$3,976	$1,134	$7,298	$(14,865)
Interest	12,808	11,481	48,748	43,029
Income tax expense (benefit)	2,727	963	10,879	(7,288)
Depreciation, depletion and amortization	25,643	25,012	101,603	89,155
Bad debt expense	1	703	1,222	1,521
(Gain)/loss on retirement of debt	—	(8)	(16)	8,439
Foreign currency transaction gain, Argentina	—	—	—	(401)
Discontinued operations, net of tax	(160)	(138)	7,706	512
Cumulative effect on prior years of a change in accounting principle, net of tax	—	—	—	2,873

Adjusted EBITDA	$44,995	$39,147	$177,440	$122,975

RECONCILIATIONS OF NON-GAAP TO GAAP FINANCIAL MEASURES

Net Funded Debt to Total Capitalization: Net funded debt to total capitalization is a non-GAAP financial measure that represents total debt (including capital leases) less cash and cash equivalents over total capitalization, which consists of total debt (including capital leases) less cash and cash equivalents plus stockholders' equity. Management considers net funded debt to total capitalization to be a measure of liquidity and believes that it is a more useful measure than total debt to total capitalization since the cash on hand can be used to retire outstanding debt.

	As of and for the Three Months Ended
	December 31, 2003	September 30, 2003	December 31, 2002
	(in thousands)
Net funded debt:
Total debt (including capital leases)	$556,356	$557,175	$493,565
Less: Cash and cash equivalents	102,771	89,427	9,044

Net funded debt	$453,585	$467,748	$484,521

Total capitalization:
Net funded debt	$453,585	$467,748	$484,521
Stockholders' equity	729,486	718,369	696,368

Total capitalization	$1,183,071	$1,186,117	$1,180,889

Net funded debt/total capitalization	38.3%	39.4%	41.0%